SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
37804
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On August 7, 2012, Caesarstone Sdot-Yam Ltd. issued a press release announcing its financial results for the second quarter ended June 30, 2012.  This press release contained certain inadvertent transposition errors. A copy of the corrected press release entitled “Caesarstone Reports Second Quarter 2012 Results,” which was issued after the Company’s earnings call is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The adjusted diluted EPS for the second quarter ended June 30, 2012 is corrected to state $0.35 instead of $0.37. The Adjusted diluted EPS for the six month period ended June 30, 2012 is corrected to state $0.63 instead of $0.66.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: August 7, 2012	By:	/s/ Yair Averbuch
Name: Yair Averbuch
Title: Chief Financial Officer

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EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release dated August 7, 2012, entitled “Caesarstone Reports Second Quarter 2012 Results.”